Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

December 29, 2023

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie Bitcoin Fund
File No. 333-252344

Dear Mss. Bednarowski and Berkheimer:

This letter responds to your comments regarding amendment no. 4 to the registration statement filed on Form S-1 for the Valkyrie Bitcoin Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on December 14, 2023 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Refer to your response to comment 3 in the correspondence filed for the Registration Statement on December 14, 2023. Please revise to describe the AML, KYC and any other procedures conducted by the Trust, the Sponsor and the Prime Broker.

Response to Comment 1

The registration statement has been revised in accordance with the Staff’s comment. Please see the newly added risk factor “Anonymity and illicit financing risk.”

Comment 2 – General

Refer to your response to comment 28 in the correspondence filed for the Registration Statement on December 14, 2023. Please revise to disclose the material terms of each of your material agreements with the Trust's service providers, including the term of each agreement and the termination provisions of each agreement.

December 29, 2023

Response to Comment 2

The registration statement has been revised in accordance with the Staff’s comment.

Comment 3 – Cover Page

Refer to your response to comment 4 in the correspondence filed for the Registration Statement on December 14, 2023. Please revise to identify the Seed Capital Investor as a statutory underwriter here and in the Plan of Distribution section on page 81, and, to the extent that the Seed Capital Investor is an affiliate of the Sponsor, please disclose on the cover page and on page 81.

Response to Comment 3

The references to the Seed Capital Investor has been removed as it is no longer applicable. The Sponsor notes that the following disclosure has been added to the cover page of the Prospectus regarding the initial Basket of Shares:

StoneX Financial Inc. will serve as the lead market maker for the Shares and will facilitate the creation of the initial Basket. The lead market maker is responsible for ensuring there is adequate liquidity and depth to the market for the Shares. These activities will result in it being deemed a participant in a distribution in a manner which would render it a statutory underwriter and subject it to the prospectus delivery and liability provisions of the Securities Act.

Comment 4 – Prospectus Summary. Trust Overview

Please revise to disclose in your Prospectus Summary, if true, that:

●	The Trust, the Sponsor and the service providers will not loan or pledge the Trust's assets, nor will the Trust's assets serve as collateral for any loan or similar arrangement; and

●	The Trust will not utilize leverage or any similar arrangements in seeking to meet its investment objective.

Response to Comment 4

The disclosure has been updated with respect to the Staff’s comment with the following:

Except as provided below under the heading “The Coinbase Prime Broker and the Trade Credit Lender”, the Trust, the Sponsor and the Trust’s service providers will not loan or pledge the Trust’s assets, nor will the Trust’s assets serve as collateral for any loan or similar arrangement, nor will the Trust utilize leverage or similar arrangements in seeking to meet its investment objective.

December 29, 2023

Comment 5 – Prospectus Summary. Trust Overview

Refer to your response to comment 7 in the correspondence filed for the Registration Statement on December 14, 2023. Please revise your disclosure in the Prospectus Summary to state that Shareholders have no voting rights under the Trust Agreement.

Response to Comment 5

The disclosure has been revised in accordance with the Staff’s comment.

Comment 6 – Prospectus Summary. Trust Overview

We note your revised disclosure on page 1 of the Registration Statement filed on December 14, 2023 that “[s]ubject to the Exchange receiving the necessary regulatory approval to permit the [T]rust to create and redeem Shares in-kind for bitcoin (the “In-Kind Regulatory Approval”), the Trust may also issue Baskets of Shares to Authorized Participants on an ongoing basis in exchange for bitcoin.” We have the following comments:

●	Please revise to clarify here that the timing of In-Kind Regulatory Approval is unknown and that there is no guarantee that the Exchange will receive In-Kind Regulatory Approval.

●	Please revise to clarify here how you will inform shareholders if the Exchange receives In-Kind Regulatory Approval and if the Sponsor chooses to allow in-kind creations and redemptions.

●	Please revise throughout to remove any detailed discussion of in-kind creations and redemptions. In this regard, we note that the Trust initially only will support in-cash creations and redemptions and it is not known at this time how In-Kind Regulatory Approval may impact the structure/mechanics of permissible in-kind creations and redemptions.

●	Please confirm your understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

December 29, 2023

Response to Comment 6

The disclosure has been revised in accordance with the Staff’s comment and all references to an In-Kind Regulatory Approval or in-kind creations and redemptions have been removed. The Trust confirms, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

Comment 7 – The Offering. Trust expenses

Refer to your response to comment 12 in the correspondence filed for the Registration Statement on December 14, 2023. Please revise your disclosure here to state whether any of the Trust's expenses payable by the Sponsor from the Sponsor's Fee are capped. In addition, your disclosure that the Actual Exchange Rate is the “highest exchange rate and lowest fees the Sponsor can find within a reasonable time frame in order to sell bitcoin in exchange for U.S. Dollars” appears inconsistent with your disclosure that "[t]he Actual Exchange Rate is the “weighted average of such prices if fulfilled in multiple segments .” Please revise for clarity and consistency. Also please revise to clarify, if true, that the prime broker will sell the Trust's bitcoin in connection with Additional Trust Expenses.

Response to Comment 7

The disclosure has been revised in accordance with the Staff’s comment. The references to Actual Exchange Rate have been replaced with a description of how the Trust will seek to sell bitcoin in connection with the payment of Trust expenses.

Comment 8 – Risk Factors

Please add a risk factor that addresses the risks related to your Bitcoin Custodian acting in the same capacity for several competing products to the extent material.

Response to Comment 8

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the new risk factor: “Coinbase serves as the Custodian and Coinbase Prime Broker for several competing exchange-traded bitcoin products, which could adversely affect the Trust's operations and ultimately the value of the Shares.”

December 29, 2023

Comment 9 – Risk Factors

Refer to your response to comment 15 in the correspondence filed for the Registration Statement on December 14, 2023. Please add a risk factor that addresses the existence of bitcoin "whales" and the concentration in bitcoin ownership.

Response to Comment 9

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the risk factor: “Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets.”

Comment 10 – Risk Factors Related to the Trust and the Shares. If the Bitcoin network is used to facilitate illicit activities

Your disclosure on page 20 of the Registration Statement filed on December 14, 2023 states that “[w]hen the Trust and the Sponsor, acting on behalf of the Trust, sell or deliver, as applicable, bitcoin, they generally do not transact directly with counterparties other than the Authorized Participant or other similarly eligible financial institutions that are subject to federal and state licensing requirements and maintain practices and policies designed to comply with AML and KYC regulations” is inconsistent with your disclosure that all creations and redemptions will be in cash. Similarly, we note your disclosure on page 49 that “[t]he activities of the Trust will be limited to (1) issuing and redeeming Baskets in exchange for cash and bitcoin deposited by the Authorized Participants” is inconsistent with your disclosure that all creations and redemptions will be in cash. Please revise your disclosure here and throughout for consistency and clarity.

Response to Comment 10

The Trust confirms that creations and redemptions will be in cash. The disclosure has been revised accordingly.

Comment 11 – Risk Factors Related to the Trust and the Shares. If the Custody Agreement is terminated

Please expand the risk factor entitled “If the Custody Agreement is terminated” or add separate risk factors that address the risks associated with insolvency, business failure or interruption, default, failure to perform, security breach or other problems affecting the Bitcoin Custodian, the Cash Custodian and the prime broker. In addition, add a separate risk factor addressing the risks associated with having to replace the Cash Custodian or the prime broker.

December 29, 2023

Response to Comment 11

The disclosure has been revised in accordance with the Staff’s comments. Please refer to the following risk factors:

●	The Sponsor may need to find and appoint a replacement custodian quickly, which could pose a challenge to the safekeeping of the Trust’s bitcoin.

●	The Custodian and Cash Custodian could become insolvent.

Comment 12 – Use of the CME CF Bitcoin Reference Rate – New York Variant

Refer to your response to comment 22 in the correspondence filed for the Registration Statement on December 14, 2023. Please revise to disclose the Benchmark Administrator's procedures if information from one or more of the Constituent Platforms in unavailable during a business day, and disclose the Index's methodology related to forks and Incidental Rights. In addition, we note your revised disclosure on page 55 that “[t]he end-of-day bitcoin price is calculated using the Bitcoin Index Price as of 4:00 p.m. ET.” but that “[t]he NAVs are not officially struck until later in the day (often by 5:30 p.m. ET and almost always by 8:00 p.m. ET).” Please disclose why the NAV is not officially struck until later in the day, and, to the extent that it is to give the Sponsor or a service provider time to monitor for unusual pricing such that the calculation of NAV may be changed, please identify which service provider monitors for unusual pricing.

Response to Comment 12

The disclosure has been revised in accordance with the Staff’s comments.

Comment 13 – Use of the CME CF Bitcoin Reference Rate – New York Variant

Please revise to disclose how Shareholders will be notified regarding changes to the Constituent Platforms and any other material changes to the Index methodology.

Response to Comment 13

The disclosure has been revised in accordance with the Staff’s comments.

Comment 14 – Calculation of NAV

Refer to your response to comment 26 in the correspondence filed for the Registration Statement on December 14, 2023. Please revise to disclose whether the Sponsor has any agreements with any third-parties for use of their valuation methods, and disclose whether the Sponsor has a license to use a Secondary Index. If so, please identify the third-parties and the Secondary Index, and describe how the value of bitcoin is calculated by the valuation methods of such third-parties and the Secondary Index. In addition, please revise to disclose the Trustee's fair valuation policies and procedures in the connection with a Fair Value Event.

December 29, 2023

Response to Comment 14

The disclosure has been revised in accordance with the Staff’s comments. The Secondary Index has been identified. Please note that the disclosure has been clarified such that the Sponsor, not the Trustee, utilizes Fair Value Event policies.

Comment 15 – Intraday Indicative Value

Refer to your response to comments 6 and 27 in the correspondence filed for the Registration Statement on December 14, 2023. Please briefly describe how the BRTI is calculated and clarify what you mean by your disclosure on page 55 that “[t]he IIV will be calculated by using the prior day's closing NAV per Share of the Trust as a base.” In addition, we note your disclosure that “[t]he BRTI is calculated in real time based on the Relevant Order Books of all Constituent Bitcoin Exchanges (as defined below).” Please revise to clarify whether “Constituent Bitcoin Exchanges” and “Index Pricing Sources” refers to the Constituent Platforms used to calculate the BRR. Also clarify what you mean by your disclosure that “the NAV uses a 15-minute window” as we note your disclosure that the Index has an observation window between 3:00 p.m. ET and 4:00 p.m. ET and partitions a list of all Relevant Transactions into twelve equally-sized time intervals of five minute length.

Response to Comment 15

The disclosure has been revised in accordance with the Staff’s comments.

Comment 16 – The Trust’s Financial Statements

We continue to evaluate your response to prior comment 24 in the correspondence filed for the Registration Statement on December 14, 2023 and may have further comment.

Response to Comment 16

The Trust acknowledges that the Staff may have further comments.

Comment 17– The Sponsor. Management of the Sponsor

Refer to your response to comment 29 in the correspondence filed for the Registration Statement on December 14, 2023. Please revise your disclosure regarding the officers and directors of the Sponsor that serve as the principal executive officer and the principal financial officer to include the information required by Item 401 of Regulation S-K.

December 29, 2023

Response to Comment 17

The disclosure has been revised in accordance with the Staff’s comments.

Comment 18 – The Prime Broker

Please refer to your response to comment 32 in the correspondence filed for the Registration Statement on December 14, 2023. Please disclose whether the Sponsor may direct the prime broker to exchange its assets on a specific Connected Trading Venue. Also revise to identify the Connected Trading Venues. In addition, please revise to describe the “certain circumstances” in which the prime broker may suspend or terminate the Custody Agreement, to disclose any other termination provisions and to disclose the term of the agreement.

Response to Comment 18

The disclosure has been revised in accordance with the Staff’s comments.

Comment 19 – The Prime Broker

Please revise to disclose whether or not there are any limits or policies that would limit the amount of bitcoin that can be held temporarily in the Trading Balance maintained by the prime broker.

Response to Comment 19

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the fourth paragraph under the heading “Custody of the Trust’s Bitcoin”.

Comment 20 – Custody of the Trust’s Bitcoin

Refer to your response to comments 31 and 32 in the correspondence filed for the Registration Statement on December 14, 2023. Please revise to disclose (i) the geographic location of where the Custodian stores the Trust's assets, (ii) the policy amount of Coinbase Global's insurance and the degree to which its policy covers the Trust's assets held by the Custodian and the prime broker, (iii) whether the prime broker also has limitations to its liability regarding the Trust's assets, (iv) the Sponsor's policy regarding the portion of the Trust's assets held by the prime broker,(v) whether the Sponsor has provided instructions to the Custodian regarding airdrops or forks and (vi) the term and termination provisions of the Sponsor's agreement with the Custodian.

December 29, 2023

Response to Comment 20

With respect to each of the Staff’s comments listed above:

(i): The Sponsor respectfully declines to identify the geographic locations of the private keys, other than to state that they are in “facilities withing the United States and Europe”. The exact location of the Trust’s private keys is not known to the Sponsor and is subject change without any action or consent of the Sponsor. Further, disclosure of the location of the Trust’s private keys would pose a security threat to the Trust and the Custodian.

(ii) & (iii): Please refer to the risk factor: Shareholders’ limited rights of legal recourse against the Trust, Trustee, Sponsor, Administrator, Transfer Agent, Cash Custodian, Coinbase Prime Broker and Custodian and the Trust’s lack of direct insurance protection expose the Trust and its Shareholders to the risk of loss of the Trust’s bitcoin for which no person is liable.

(iv): The following disclosure has been added: “Under normal market conditions, the Sponsor’s policy is to keep at least 95% of the Trust’s bitcoin in the Vault Account and no more than 5% of the Trust’s bitcoin in the Trading Account to cover the reasonably anticipated short-term transaction needs of the Trust.”

(v): The disclosure has been revised in accordance with the Staff’s comment.

(vi): The disclosure has been revised in accordance with the Staff’s comment.

Comment 21 – Creation Procedures

Refer to your response to comment 33 in the correspondence filed for the Registration Statement on December 14, 2023. Please revise to provide a detailed discussion of the mechanics of cash creation and cash redemption transactions, including whether the Authorized Participant bears the risk of bitcoin price movements with respect to cash creations and cash redemptions.

Response to Comment 21

The Sponsor, on behalf of the Trust, refers the Staff to the section entitled “Delivery of Required Deposits”, which confirms that the risk of price movements is borne solely by the Authorized Participant. However, the Sponsor, on behalf of the Trust, has also revised the disclosure to further disclose such risk of price movements.

December 29, 2023

Comment 22 – Creation Procedures

Please revise to disclose the impact of the use of cash creations and redemptions on the efficiency of the arbitrage mechanism and how this compares to the use of in-kind creations and redemptions.

Response to Comment 22

The disclosure has been revised in accordance with the Staff’s comments. Please refer to the new risk factor: The use of cash creations and redemptions, as opposed to in-kind creations and redemptions, may adversely affect the arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

Comment 23 – Description of Creation and Redemption of Shares

Please revise to disclose who will purchase or sell the bitcoin, and whether this will be done at the direction of the Trust or the Authorized Participant

Response to Comment 23

The Sponsor, on behalf of the Trust, notes that creation and redemptions will be made in cash and the disclosure has been revised accordingly.

Comment 24 – Description of Creation and Redemption of Shares

Please revise your disclosure to explain who is responsible for the on-chain bitcoin transaction fees, whether relating to creations, redemptions or transfers into or out of the Trading Balance.

Response to Comment 24

The disclosure has been revised in accordance with the Staff’s comment.

Comment 25 – Determination of Required Deposits

We note your disclosure on page 67 of the Registration Statement filed on December 14, 2023 that “[t]he computation of [the Basket Deposit] made by the Administrator as promptly as practicable after 4:00 p.m. ET or at an earlier time set forth in the Authorized Participant Agreement or otherwise provided to all Authorized Participants on the date such order is placed in order for the creation of Baskets to be effected based on the NAV of Shares as next determined on such date after receipt of the order in proper form.” Please revise to disclose how the Basket Deposit is provided to an Authorized Participant prior to 4:00 p.m. ET as we note your disclosure that the BRR used to calculate the Trust's NAV is not calculated until 4:00 p.m. ET and that the Trust's NAV is not officially struck until after 4:00 p.m. ET “(often by 5:30 p.m. ET and almost always by 8:00 p.m. ET).”

December 29, 2023

Response to Comment 25

The Basket Deposit will not be communicated to Authorized Participants before 4:00 p.m. ET. The disclosure has been revised accordingly.

Comment 26 – Redemption Procedures

Refer to comment 33 in the correspondence filed for the Registration Statement on December 14, 2023. We note your disclosure on page 69 that refers to the Distributor. Please revise to identify the Distributor and describe the role of Distributor in creations and redemptions.

Response to Comment 26

References to the Distributor have been replaced with the Marketing Agent.

Comment 27 – Suspension of Creation and Redemption Orders

Refer to your response to comment 35 in the correspondence filed for the Registration Statement on December 14, 2023. We note your revised disclosure on page 69 that “[i]f the Sponsor has difficulty liquidating the Trust’s positions, e.g., because of a market disruption event or an unanticipated delay in the liquidation of a position in an over-the counter contract, it may be appropriate to suspend redemptions until such time as such circumstances are rectified.” Please revise the circumstances in which the Trust will have a position in an over-the counter contract. In this regard, we note your disclosure that the prime broker exchanges the Trust's bitcoin for cash and the Trust's cash for bitcoin in connection with creations, redemptions and paying the Trust's expenses.

Response to Comment 27

The Prospectus now includes significant disclosure related to the sourcing of the Trust’s bitcoin through the Coinbase Prime Broker, which describes how the Trust purchases bitcoin from the Coinbase Prime Broker in over-the-counter transactions.

December 29, 2023

Comment 28 – Governing Law; Consent to Delaware Jurisdiction

Refer to your response to comment 37 in the correspondence filed for the Registration Statement on December 14, 2023. We note that the forum selection provision applies to claims under the Securities Act such that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response to Comment 28

The disclosure has been revised in accordance with the Staff’s comment.

Comment 29 – Plan of Distribution

Please describe how the proceeds from the sale of the Seed Creation Baskets will be converted to bitcoin, including any costs or transaction fees payable by the Trust associated with such conversion.

Response to Comment 29

References to the Seed Creation Baskets have been removed from the Registration Statement.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren